MSF
MEISTER SEELIG & FEIN LLP

ATTORNEYS AT LAW
125 Park Avenue, 7th Floor
New York, NY 10017
Telephone (212) 655-3500
Facsimile (212) 655-3535
www.meisterseelig.com

Howard S. Koh
Partner
Direct (212) 655-3587
Fax (646) 539-3687
hsk@msf-law.com

March 22, 2017

Marcum LLP
750 3rd Ave, 11th Floor
New York, NY 10017

Re: ***Protagenic Therapeutics***
2016 Audit Letter

Dear Ladies and Gentlemen:

Protagenic Therapeutics (hereinafter referred to as the "Company") has requested us to furnish you with certain information in connection with your examination of the accounts of the Company as of December 31, 2016. This is to advise you that we have been retained to represent the Company only with respect to certain specific matters specifically referred to us through the period ending December 31, 2016.

This response is limited by, and in accordance with, the American Bar Association Statement of Policy Regarding Lawyer's Response to Auditors' Requests for Information. Without limiting the generality of the foregoing, the limitations set forth in such Policy Statement on the scope and use of this response (Paragraph 2 "Limitations on Scope of Response" and Paragraph 7 "Limitations on the Use of Response") are specifically incorporated herein by reference and any description herein of any "loss contingencies" is qualified in its entirety by Paragraph 5 of the Policy Statement and accompanying Commentary which is an integral part of the Statement.

Subject to the foregoing and to the last paragraph of this letter, please be advised that we have not been engaged to give substantive attention to, or represent the Company in connection with, material loss contingencies coming within the scope of clause (a) of Paragraph 5 of the American Bar Association Statement of Policy, nor do we have knowledge of any such claims. For the purpose of this letter, we are using the term "material" to mean an amount of not less than $5,000 unless the aggregate for such individual amounts is more than $5,000, with respect to any and all such loss contingencies.

For the period ended December 31, 2016, we rendered professional legal services and incurred expenses for the Company's account. As of December 31, 2016, we had $37,141.97 in outstanding statements to the Company.

The information set forth herein is true and accurate as of February 24, 2017. Except as otherwise noted herein, we assume no obligation to advise you of any changes which may hereafter be brought to our attention.

Pursuant to the Company's request, this will confirm as correct the Company's understanding, as set forth in its audit inquiry letter to us, that whenever, in the course of performing legal services for the Company with respect to a matter recognized to involve an unasserted possible claim or assessment that may call for financial statement disclosure and we have formed a professional conclusion that the Company must disclose or consider disclosure concerning such possible claim or assessment, we, as a matter of professional responsibility to the Company, will so advise the Company and will consult with the Company concerning the question of such disclosure and the applicable requirements of Statement of Financial Accounting Standards No. 5, now codified as FASB Accounting Standards Subtopic 450-20, Contingencies-Loss Contingencies.

Very truly yours,

Howard S. Koh

HSK/ers